

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via fax (949) 585-4091

December 6, 2010

L. George Klaus
Chairman, President and CEO
Epicor Software Corp.
18200 Von Karman Avenue
Suite 100
Irvine, CA. 92612

   Re: Epicor Software Corp.
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Filed March 12, 2010
     Form 10-Q for the Quarterly Period Ended June 30, 2010
     Filed August 6, 2010
     File No. 000-20740

Dear Mr. Klaus:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issued raised.

        Sincerely,

        Kathleen Collins
        Accounting Branch Chief